Exhibit 1.02

Conflict Minerals Report of BioTelemetry, Inc.

in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of BioTelemetry, Inc. (the “Company”) for calendar year 2013 in accordance with Rule 13p-1 (“Rule 13p-1”) under the Securities Exchange Act of 1934 (the “1934 Act”), the instructions to Form SD, and the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 (the “SEC Statement”). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

The Company provides cardiac monitoring services, cardiac monitoring device manufacturing, and centralized cardiac core laboratory services. Since the Company became focused on cardiac monitoring in 1999, the Company has developed a proprietary integrated patient management platform that incorporates a wireless data transmission network, Food and Drug Administration (“FDA”) cleared algorithms and medical devices, and 24-hour digital monitoring service centers.

Due Diligence

In accordance with Rule 13p-1, the Company undertook due diligence to determine the conflict minerals status of the necessary Conflict Minerals used in manufacturing by its wholly owned subsidiary Braemar Manufacturing, LLC. In conducting its due diligence, the Company implemented the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition OECD 2013) (“OECD Framework”), an internationally recognized due diligence framework.

This Report has not been subject to an independent private sector audit in accordance with the SEC Statement and as otherwise allowed under Rule 13p-1, which provides a temporary accommodation for the first two years following November 13, 2012.

The Company’s due diligence measures were based on the Electronic Industry Citizenship Coalition and Global e-Sustainability (“EICC/GeSI”) initiative with the smelters and refiners of Conflict Minerals who provide those Conflict Minerals to our suppliers. As a company in the cardiac device manufacturing and services business, the Company and its subsidiaries are several levels removed from the actual mining of Conflict Minerals. The Company does not make purchases of raw ore or unrefined Conflict Minerals and makes no purchases in the Covered Countries.

The Company’s initial due diligence measures included (i) identifying products manufactured or contracted to be manufactured by the Company that may contain Conflict Minerals necessary to the functionality or production of the product (the “Products”) and (ii) identifying direct suppliers of components, parts, materials or products containing necessary Conflict Minerals for the Products.  The Company then conducted a supply-chain survey with such suppliers using the EICC/GeSI Conflict Minerals Reporting Template to obtain information on the smelters and refiners, to the extent known by such suppliers.

Although the Company received a response from ninety-eight percent of its suppliers, most of the information was received in inconsistent formats with varying degrees of completeness due to the need of the direct suppliers to obtain further information from their supply chain.  The Company is continuing to follow-up with its suppliers and to analyze information as it becomes available in order ultimately to obtain the necessary information on chain of custody and smelter identification.  When the Company receives information it will then be able to compare identified smelters and refiners in its supply chain against the lists compiled by the EICC/GeSI Conflict Free Smelter Initiatve for tantalum, tin, tungsten and gold.

The Company has adopted a supply chain policy on the sourcing of necessary Conflict Minerals in its products in accordance with the OECD Framework.  In accordance with such policy, during the next compliance period under Rule 13p-1, the Company intends to implement steps to improve the information gathered from its due diligence to further mitigate the risk that its necessary Conflict Minerals do not benefit armed groups. These steps include:

1.                                      The Company will work toward processes that will help assure that the Company does not knowingly procure or use Conflict Minerals, the extraction or sale of which finances or benefits armed groups in the Conflict Area.

2.                                      The Company will work toward processes that will help assure the Company  procures and uses Conflict Minerals only if they originate from outside the Conflict Area or from mines and smelters within the Conflict Area that have been certified by an independent third party as, “conflict free.”

3.                                      The Company  expects its suppliers to undertake documented due diligence, and to develop policies, to assure that Conflict Minerals are being sourced only from outside the Conflict Area or from mines and smelters which have been certified by an independent third party as “conflict free.” The Company reserves the right to verify the compliance of The Company’s suppliers with this expectation.

4.                                      If the Company discovers the use of Conflict Minerals considered to be “not conflict free”, in any material, parts or components, the Company procures or produces, the Company expects its suppliers to work toward processes, and to take appropriate actions, to transition such material, parts or components to “conflict free” status. The Company reserves the right to terminate the Company’s relationship with suppliers that do not meet this expectation.

Due to the complexity of our supply chain, the process of successfully tracing all of the necessary Conflict Minerals used in our products back to their country of origin will require additional time and resources.  Our ability to make determinations about the presence and source of origin of such Conflicts Minerals depends upon a number of factors including, but not limited to, (i) the respective due diligence efforts of our tier one suppliers and their supply chain, as well as their willingness to disclose such information to us, and (ii) the ability and willingness of our supply chain to adopt the OECD Guidance and other initiatives or guidance that may develop over time with respect to responsible sourcing.  The failure to obtain reliable information from any level of our supply chain could have a material impact on our ability to provide meaningful information on the presence and origin of necessary Conflict Minerals in our products’ supply chain with any reasonable degree of certainty.  There can be no assurance that our suppliers will continue to cooperate with our diligence inquiries and our requests for certifications or to provide us with the documentation or other evidence that we consider reliable or in a time frame sufficient to allow us to make a reasonable and reliable assessment following appropriate further diligence measures, as may be required.

Products

The Company has identified the following products that may contain Conflict Minerals necessary to the functionality or production of products manufactured, or contracted to manufacture, by Braemar:  DL800, DL900, DL1200, DTXT, PORT/DOCK, ER8, ER9, ER920W, LOOPER, PER900, Fusion, C5, PSITECIII, and EZPUMP.

This Report is publicly available on our website at http://phx.corporate-ir.net/External.File?item=UGFyZW50SUQ9MjM3NTU1fENoaWxkSUQ9LTF8VHlwZT0z&t=1. The content of our website as referred to in this Report is included for general information only and is not incorporated by reference into this report.